Exhibit 12.1

	2000	2001	2002	2003	2004
DETERMINATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in Thousands)
Loss before income taxes	($5,236)	($3,503)	($121)	($19,251)	($2,404)
Fixed charges
Amortization of deferred financing costs	946	988	1,079	856	—
Interest expense	20,747	19,635	18,127	20,244	30,509

Earnings before fixed charges	16,457	17,120	19,085	1,849	28,104
Fixed charges
Amortization of deferred financing costs	946	988	1,079	856	—
Interest expense	20,747	19,635	18,127	20,244	30,509

Total fixed charges	21,693	20,623	19,206	21,100	30,509
Ratio of earnings to fixed charges(1)	—	—	—	—	—

(1)	Due to our losses in 2000, 2001, 2002, 2003 and 2004 the ratio coverage in the respective years was less than 1:1. We needed to generate additional earnings of $5,236,000, $3,503,000, $121,000, $19,251,000 and $2,404,000 in 2000, 2001, 2002, 2003 and 2004, respectively to achieve a coverage ratio of 1:1.